FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of March, 2005

                         Commission File Number 1-15236

                              Advantest Corporation
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                 (Translation of Registrant's Name Into English)

                         Shin Marunouchi Center Building
                         -------------------------------
                                1-6-2, Marunouchi
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                                   Chiyoda-ku
                                   ----------
                                 Tokyo 100-0005
                                 --------------
                                      Japan
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                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     No  X
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     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
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Materials Contained in this Report:

1. English translation of a press release dated March 30, 2005, announcing the issuance of stock acquisition rights and the terms thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   Advantest Corporation



                                   By:    /s/ Hitoshi Owada
                                       --------------------------------------
                                       Name:   Hitoshi Owada
                                       Title:  Director and
                                               Managing Executive Officer


Date:  March 30, 2005